SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2002

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☒ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant

Maxxis Group, Inc.

Former name if applicable

Address of principal executive office (STREET AND NUMBER)

1901 Montreal Road, Suite 108

City, state and zip code

Tucker, Georgia 30084

PART II — RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Company is unable to complete the review of its financial statements for the quarter ended December 31, 2002, and the Quarterly Report on Form 10-Q without unreasonable effort and expense. On December 9, 2002, the Company’s former auditor notified the Company of its decision to resign as independent auditor of the Company and withdraw its report, dated January 31, 2002, on the Company’s financial statements for the fiscal year ending June 30, 2001. The Company has been in the process of retaining a successor auditor to address the concerns raised by the Former Auditor and commence an audit of the Company's financial statements at June 30, 2002 and 2001.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	DeChane Cameron	770	696-6343
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No
The Company’s Form 10-K for the year 2002 has not been timely filed. The Company’s Form 10-Q for the period ending September 30, 2002 has not been timely filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
The Company experienced an impairment of inventory, which was discovered during a fiscal inventory re-count. The physical re-count revealed expired nutritional products and outdated marketing material. The value of the expired and outdated product was written down to zero which represent a $245,000 decrease in inventory and a corresponding negative charge of $245,000 to the Statement of Income for the Period Ended December 31, 2002.
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experience an impairment of inventory, which was discovered during a fiscal inventory re-count. The physical re-count revealed expired nutritional products and outdated marketing material. The value of the expired and outdated product was written down to zero which represent a $245,000 decrease in inventory and a corresponding negative charge of $245,000 to the Statement of Income for the Period Ended December 31, 2002.

Maxxis Group, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 14, 2003	By:	/s/ DeChane Cameron DeChane Cameron Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.